Exhibit 99.1

Golden Star Second Quarter 2014 Financial Results

Toronto, ON - July 30, 2014 - Golden Star Resources today reports its financial results for the quarter ended June 30, 2014 (“the second quarter” or “the period”). All references to currency are to US dollars.

•	Gold sold during the second quarter was 61,721 ounces, a decline from 65,812 ounces sold during the first quarter 2014 due to the high level of rainfall in the period

•	Revenues for the second quarter decreased to $79.6 million from $85.0 million in the prior quarter due to fewer ounces sold

•	Mine operating expenses for the second quarter were reduced 11% from the prior quarter to $74.0 million, the second consecutive quarter of lower expenses

•	Consolidated cash operating costs per ounce[1] were consistent with the first quarter at $1,201, despite fewer ounces produced

•	Adjusted net loss attributable to shareholders[1] for the second quarter improved to $7.5 million, from a loss of $12.2 million for the prior quarter

•	Consolidated cash balance at quarter end was $43.4 million, with $10 million remaining undrawn on existing loan facility

•	Wassa resource development drilling continues to deliver strong results with wide intersections of high grades on step out holes

•	Internal study on revised development plan for Prestea Underground indicates positive economics and decision taken to progress to PEA

•	2014 production guidance revised downward to 260,000 - 280,000 ounces as rainfall and power outages impact mining and processing

1 See "Non GAAP Financial Measures”.

Sam Coetzer, President and CEO of Golden Star, commented:

“Although this quarter’s production was below our expectations I am very pleased with our team’s success in reducing mining costs. Mine operating expenses have been reduced by over 25% since early 2013 as we fulfil on our stated goal of cost reduction. The Company’s long term focus on developing new low cost opportunities is progressing well. We expect to complete the PEA’s on Wassa Underground and Prestea Underground in the third and fourth quarter respectively. Guidance has been adjusted downward by 12% to reflect the production shortfall year to date and revised our capex budget to fit this current situation. I remain optimistic that the expected increase in production combined with our lower cost base will deliver improved results for the remainder of the year.”

150 King Street West | Sun Life Financial Tower | Suite 1200| Toronto ON M5H 1J9

The Company will conduct a conference call and webcast tomorrow to discuss these results at 2:00 pm EDT.

The call can be accessed by telephone or by webcast as follows:
Participants - toll free: +1 888-455-2263
Participants - toll: +1 719-325-2495
Participant passcode (all numbers): 5172835
Webcast: www.gsr.com

A recording of the conference call will be available until August 31, 2014 by dialing:
Toll free: +1 888-203-1112
Toll: +1 719-457-0820
Replay passcode: 5172835

The webcast will also be available after the call at www.gsr.com

Company Profile:

Golden Star Resources (NYSE MKT: GSS; TSX: GSC; GSE: GSR) (“Golden Star” or the “Company”) is an established gold mining company that holds a 90% interest in both the Bogoso and Wassa open-pit gold mines in Ghana. The Company also has a 90% interest in the Prestea Underground mine in Ghana. Golden Star has Mineral Reserves of 3.9 million ounces and 6.4 million ounces in Measured and Indicated Mineral Resources. In 2013, Golden Star sold 331,000 ounces of gold and in 2014 the Company expects to produce 260,000 - 280,000 ounces. The Company offers investors leveraged exposure to the gold price in a stable African mining jurisdiction with exploration and development upside potential.

For further information regarding Golden Star’s Mineral Reserves and Mineral Resources, see Golden Star’s Annual Information Form for the year ended December 31, 2013, available on SEDAR at www.sedar.com. For further information on the Company, please visit www.gsr.com or contact:

André van Niekerk, Executive Vice President and Chief Financial Officer
Angela Parr, Vice President Investor Relations

+1 416-583-3800

investor@gsr.com

Summary of Consolidated Operational and Financial Results:

		Three months ended June 30, 2014	Three months ended March 31, 2014
SUMMARY OF CONSOLIDATED FINANCIAL RESULTS
Wassa gold sold	oz	29,446	34,838
Bogoso gold sold	oz	32,275	30,974
Total gold sold	oz	61,721	65,812

Average realized price	$/oz	1,289	1,292
Cash operating cost per ounce - combined[1]	$/oz	1,201	1,206

Gold revenues	$'000	79,567	85,004
Cost of sales excluding depreciation and amortization	$'000	78,432	84,296
Depreciation and amortization	$'000	5,182	6,616
Mine operating margin	$'000	(4,047)	(5,908)
General and administrative	$'000	4,120	5,706
Loss/(gain) on fair value of 5% convertible debentures	$'000	(2,392)	10,174
Income tax expense	$'000	—	85

Net loss attributable to Golden Star shareholders	$'000	(5,153)	(22,364)
Net loss per share – basic and diluted		$(0.02)	(0.09)

Cash flow provided by/ (used in)	$'000	951	(2,009)
Cash flow provided by/ (used in) operations per share – basic and diluted		$0.01	(0.01)

Capital expenditures	$'000	6,272	12,212
1 See "Non GAAP Financial Measures".
Review of Financial Performance

Revenues for the second quarter of 2014 decreased to $79.6 million compared to $85.0 million in the prior quarter, due to fewer ounces of gold sold at Wassa. The average realized gold price over the period was $1,289 per ounce, in line with the realized prices in the first quarter of 2014.

Mine operating expenses for the second quarter decreased 11% to $74.0 million from $83.0 million in the prior quarter due to lower tonnes mined and processed at both operations as well as operational efficiencies achieved at Wassa. The Company expects mine operating expenses to decrease over the remainder of the year at Wassa and Bogoso.

Consolidated cash operating costs per ounce totaled $1,201 for the second quarter, similar to cash operating costs per ounce of $1,206 in the first quarter. Mine operating expenses were lower at both operations, however cash operating costs per ounce were impacted by fewer ounces of gold produced. Full year cash operating costs are now expected to be between $1,000 - 1,100 per ounce.

Adjusted net loss attributable to Golden Star shareholders for the second quarter totaled $7.5 million, compared to an adjusted net loss of $12.2 million in the prior quarter. This was due to an improvement in operating margin and a 28% reduction in general and administrative expenses.

The net loss attributable to shareholders was $5.2 million in the second quarter compared to $22.4 million in the first quarter 2014, primarily as a result of a non-cash fair value gain in the Company's convertible debentures for the second quarter of $2.4 million compared to a non-cash fair value loss of $10.2 million in the prior quarter.

Cash provided by operations totaled $0.9 million for the second quarter. Capital expenditures at Wassa and Bogoso for the second quarter totaled $6.3 million, including $2.0 million of resource development drilling at Wassa. Capital expenditure for the remainder of the year is expected to be approximately $18 million as forecast total capital expenditure for the year is reduced. This reduction was achieved as a result of capital expenditure savings in the Bogoso pushbacks, a reduction in expenditure at non-core development projects and the deferral of construction of a new tailings facility at Wassa after tailings treatment process redesign.

Consolidated cash balance was $43.4 million at June 30, 2014. Accounts payable and the Company’s cash balance were carefully managed over the period. Certain accounts payable notably that owing to the Volta River Authority, were deferred by agreement with the creditors. Cash flow from operations is expected to improve over the remainder of the year as access to high grade ore at Bogoso is now possible at the end of the rainy season.

Review of Operational Performance
Wassa Operations

		For the three months ended June 30, 2014	For the three months ended March 31, 2014
WASSA FINANCIAL RESULTS
Revenue	$'000	37,910	44,909

Mine operating expenses	$'000	29,360	34,076
Royalties	$'000	1,897	2,248
Operating costs to metals inventory	$'000	(570)	(806)
Cost of sales excluding depreciation and amortization	$'000	30,687	35,518
Depreciation and amortization	$'000	3,292	3,873
Mine operating margin	$'000	3,931	5,518
Capital expenditures	$'000	2,570	4,144

WASSA OPERATING RESULTS
Ore mined	t	722,598	649,462
Waste mined	t	2,811,686	4,440,070
Ore processed	t	660,580	704,376
Grade processed	g/t	1.48	1.62
Recovery	%	92.8	92.7
Gold sales	oz	29,446	34,838
Cash operating cost per ounce[1]	$/oz	967	955
1 See "Non GAAP Financial Measures".

Gold produced and sold totaled 29,446 ounces for second quarter, a 15% decline from the 34,838 ounces sold during the previous quarter. Lower production was a result of 9% lower grade processed and 6% fewer tonnes processed. Ore tonnes mined increased in the period however ore tonnes processed were lower due to the change to a higher ratio of fresh ore fed to the processing plant. The Wassa plant ran at rated capacity in the second quarter. The gold production forecast from Wassa from has been reduced to 115,000 - 125,000 ounces for the full year as grade is expected to be lower than initially budgeted but still in line with Mineral Reserve grade.

Mine operating expenses for Wassa totaled $29.4 million in the second quarter of 2014, $4.7 million lower than the $34.1 million incurred during first quarter of 2014. The 14% reduction in expenses is mainly related to improved operational efficiencies and lower haulage costs associated with the cessation of mining in the Father Brown pit.

Wassa's cash operating cost per ounce for the second quarter totaled $967, up marginally from $955 per ounce in the prior quarter. As a result of the lower production forecast for the full year, cash operating costs per ounce for 2014 are now expected to be between $925 - 1,000.

Capital expenditures for the second quarter of 2014 totaled $2.6 million of which $2.0 million was spent on resource development drilling below the Wassa Main pit. In addition to the $4.1 million spent in the first quarter, a further $11.3 million in capital expenditure is forecast at Wassa for the remainder of the year. This is a marginal reduction from the original budget.

Bogoso Operations

		For the three months ended June 30, 2014	For the three months ended March 31, 2014
BOGOSO FINANCIAL RESULTS
Revenue	$'000	41,657	40,095
Mine operating expenses	$'000	44,610	48,857
Royalties	$'000	2,084	2,007
Operating costs from/(to) metals inventory	$'000	1,051	(2,086)
Cost of sales excluding depreciation and amortization	$'000	47,745	48,778
Depreciation and amortization	$'000	1,890	2,743
Mine operating loss	$'000	(7,978)	(11,426)
Capital expenditures	$'000	3,702	8,068

BOGOSO OPERATING RESULTS
Ore mined refractory	t	531,295	654,303
Total ore mined	t	531,295	654,303
Waste mined	t	3,408,157	4,924,147
Refractory ore processed	t	609,705	708,323
Refractory ore grade	g/t	2.1	1.79
Gold recovery – refractory ore	%	68.5	66.7
Non-refractory ore processed	t	330,602	404,493
Non-refractory ore grade	g/t	0.82	0.94
Gold recovery - non-refractory ore	%	32.5	41
Gold sold refractory	oz	28,620	26,010
Gold sold non-refractory	oz	3,655	4,964
Gold sales (total)	oz	32,275	30,974
Cash operating cost per ounce[1]	$/oz	1,415	1,489
1 See "Non GAAP Financial Measures".

Bogoso gold production and sales in the quarter were up 4% from the prior quarter and totaled 32,275 ounces. Refractory gold produced increased to 28,620 ounces in the second quarter of 2014. This was below expectations as heavy rainfalls limited access to high grade ore in the bottom of the two operational pits despite extensive dewatering. As a result, higher grade ore was blended with ore from a low grade stockpile reducing the overall head grade. Production from higher grade material has been deferred. Encouragingly, when the bottom of the pits was mined, the mined grade was significantly higher, in line with the mine plan.

At the start of the third quarter, mining is in these higher grade zones and improved production in the second half of the year is expected.

There have been intermittent power outages at Bogoso during July that have impacted mill uptime. As a result of this loss of production, combined with the underperformance in the second quarter, operations are not expected to achieve the production forecast at the beginning of the year. Production guidance for 2014 is therefore revised to 145,000 - 155,000 ounces. The total refractory gold production at Bogoso remains unchanged over the remaining life of mine. The production forecast for 2015 is therefore likely to increase.

The strip ratio in the refractory pits reduced from 7.9 in the first quarter to 6.4 in the second quarter as the push backs in these pits are now complete. This ratio would have been lower had ore mining not been impacted by rainfall. It is expected that the strip ratio will reduce further in the third quarter and thereafter as these pits reach the end of their mine life in late 2015.

Non-refractory gold produced was solely from tailings retreatment which was impacted by heavy rainfall in the period that hampered hydraulic mining.

Bogoso's mine operating expenses totaled $44.6 million for the second quarter, down from $48.8 million for the prior quarter. Expenses reduced with lower tonnes mined and processed than in the prior quarter. Total operating expenses are expected to be constant over the remainder of the year.

Cash operating cost per ounce totaled $1,415 per ounce for the second quarter of 2014, compared to $1,489 per ounce in the first quarter of 2014. These unit costs are expected to decrease over the remainder of the year and average $890 - 1,000 for the second half of 2014. Despite this, the full year cash operating costs for Bogoso are now expected to be higher than the initial forecast and the revised estimate is approximately $1,100 - 1,200 per ounce.

Capital expenditures for the second quarter of 2014 totaled $3.7 million of which $1.5 million was incurred on infrastructure maintenance at Prestea Underground and $1.7 million of capitalized betterment stripping at the Chujah pit. The remaining capital expenditure at Bogoso for 2014 is expected to be $6 million, a reduction from the further $13.5 million initially budgeted. This reduction is largely due to savings in expenditure related to the push backs at the Chujah pit, a reduction in expenditure on development projects Dumasi and Prestea South and revised refurbishment plans for Prestea Underground.

Review of Development Projects

Wassa

The Wassa drilling program completed twelve holes, totaling 6,615 meters during the period.  Results returned have confirmed and extended the zones of high grade gold mineralization on several of the step out drill fences. Hole BSDD315M, on the last step out fence, intersected several wide zones of significant gold mineralization including a deeper zone which has an estimated true width of 70 meters grading 5.8 g/t Au.  On section 19500 north, a directional hole, BSDD290BD1 intersected a robust mineralized zone 45.4 m estimated true width grading 8.3 g/t Au.

Additionally, infill drilling continues to confirm continuity, grade and thickness of this mineralization.

The Wassa preliminary economic assessment (“PEA”) of a combined underground and open pit mining operation, is progressing well with resource models nearing completion. Upon completion of the resource block models detailed engineering and mine scheduling will commence.  The PEA is scheduled to be completed the third quarter of 2014.

Prestea Underground

The feasibility study for Prestea Underground completed in 2013 demonstrates positive economics using mechanized mining methods. Given the three year development period and the associated initial capital expenditure, mechanized mining methods are not considered optimal at this time.  As such, an internal concept study was completed in the period to evaluate a development plan for Prestea Underground using hand held mining methods.  The associated capital expenditure is significantly lower and cash operating costs are expected to be similar to those outlined in the original feasibility study. The Company has decided to complete a PEA of this development alternative for publication in the fourth quarter of 2014.

Outlook

The Company’s focus for the remainder of the year is to increase production at both mines whilst maintaining the current lower cost levels. Production and cash cost guidance for 2014 has been revised as follows:

		Original	Revised
Production	oz.	295-320,000	260-280,000
Cash Operating Costs	$ per oz.	950-1,000	1,000-1,100

A return on the investment in push backs at Bogoso is expected over the next two quarters and into 2015, whilst cash flow from tailings should improve. The completion of both PEA’s at Wassa and Prestea are key to achieving the Company’s long term goal of shifting production to non-refractory ore sources which should reduce long term cash costs. Updates on these development projects and associate financing will be communicated to shareholders over the remainder of the year.

Non-GAAP Financial Measures
In this press release, we use the terms “cash operating cost per ounce” and "adjusted net loss attributable to Golden Star shareholders". These should be considered as non-GAAP financial measures as defined in applicable Canadian and United States securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
“Cost of sales excluding depreciation and amortization” as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.
“Cash operating cost per ounce” for a period is equal to “Cost of sales excluding depreciation and amortization” for the period less royalties and production taxes, minus the cash component of metals inventory net realizable value adjustments divided by the number of ounces of gold sold during the period. We use cash operating cost per ounce as a key operating indicator. We monitor this measure monthly, comparing each month's values to prior quarters' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under International Financial Reporting Standards (“IFRS”).
In order to indicate to stakeholders the Company's earnings excluding the non-cash (gain)/loss on the fair value of debentures and non-cash impairment charges, the Company calculates "adjusted net loss attributable to Golden Star shareholders" to supplement the condensed interim consolidated financial statements.
Changes in numerous factors including, but not limited to, our share price, risk free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. The Company believes that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.
For additional information regarding the Non-GAAP financial measures used by the Company, please refer to the heading “Non-GAAP Financial Measures” in the Company’s Management Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months ended June 30, 2014 and the Company’s Management Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2013, available at www.sedar.com.

Cautionary note regarding forward-looking information
This report contains "forward looking information" within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. Forward-looking information and statements include, but are not limited to, information or statements with respect to: the timing for completion of the PEA at Wassa and Prestea Underground; the timing for completion of the resource block models at Wassa and commencing detailed engineering and mine scheduling; costs and cash flows over the remainder of the year; gold production forecast for 2015; grades, mine operating expense and gold production at Wassa and Bogoso over the remainder of the year; operating cash flow going forward; the Company’s strategy of transforming its business to being a lower cost non-refractory producer; remaining capital expenditure for the year; cash operating cost per ounce at Wassa and Bogoso over the remainder of the year; strip ratio over the remainder of the year and for 2015; total operating expenses for the remainder of the year; the timing for receiving a return on investment in push backs at Bogoso; and cash flow from tailings.
Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness. Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company’s operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this news release except in accordance with applicable securities laws.

Cautionary note to U.S. investors
This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) the Canadian Institute of Mining, Metallurgy and Petroleum. These definitions differ from the definitions of the Securities and Exchange Commission (the "SEC") set forth in Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.
In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.
For the above reasons, information contained in this news release and the documents referenced herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Source: Golden Star Resources Ltd.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in thousands of U.S. dollars except shares and per share data)
(unaudited)

	For the three months ended June 30
	2014	2013

Revenue	$79,567	$120,693
Cost of sales excluding depreciation and amortization	78,432	101,178
Depreciation and amortization	5,182	23,995
Mine operating loss	(4,047)	(4,480)

Other expenses/(income)
Exploration expense	182	633
General and administrative	4,120	4,328
Property holding costs	—	3,932
Finance expense, net	894	1,935
Other (income)/expense	(143)	885
Gain on fair value of 5% Convertible Debentures	(2,392)	(43,879)
Impairment charges	—	195,920
Loss before tax	(6,708)	(168,234)
Income tax recovery	—	(22,563)
Net loss	$(6,708)	$(145,671)
Net loss attributable to non-controlling interest	(1,555)	(16,843)
Net loss attributable to Golden Star shareholders	$(5,153)	$(128,828)

Net loss per share attributable to Golden Star shareholders
Basic and diluted	$(0.02)	$(0.50)
Weighted average shares outstanding-basic and diluted (millions)	259.4	259.2

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Stated in thousands of U.S. dollars)
(unaudited)

	For the three months ended June 30,
	2014	2013
OTHER COMPREHENSIVE LOSS
Net loss	$(6,708)	$(145,671)
Unrealized loss on investments, net of taxes	—	(3,585)
Transferred to net loss, net of taxes	—	2,947
Comprehensive loss	(6,708)	(146,309)
Comprehensive loss attributable to non-controlling interest	(1,555)	(16,843)
Comprehensive loss attributable to Golden Star shareholders	$(5,153)	$(129,466)

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)
(unaudited)

	As of June 30, 2014	As of December 31, 2013
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$43,412	$65,551
Accounts receivable	10,764	8,200
Inventories	67,421	67,725
Prepaids and other	4,639	6,852
Total Current Assets	126,236	148,328
RESTRICTED CASH	2,034	2,029
MINING INTERESTS	171,821	165,193
EXPLORATION AND EVALUATION ASSETS	9,747	9,747
INTANGIBLE ASSETS	520	446
Total Assets	$310,358	$325,743

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$107,545	$108,983
Current portion of rehabilitation provisions	4,100	7,783
Current tax liability	3,336	9,506
Current portion of long term debt	14,089	10,855
Total Current Liabilities	129,070	137,127
LONG TERM DEBT	101,678	83,387
REHABILITATION PROVISIONS	82,276	78,527
DEFERRED TAX LIABILITY	85	—
Total Liabilities	313,109	299,041
Commitments and contingencies

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding	—	—
Common shares, without par value, unlimited shares authorized.	695,122	694,906
CONTRIBUTED SURPLUS	30,738	29,346
DEFICIT	(680,061)	(652,544)
Total Golden Star Equity	45,799	71,708
NON-CONTROLLING INTEREST	(48,550)	(45,006)
Total Equity	(2,751)	26,702
Total Liabilities and Shareholders' Equity	$310,358	$325,743

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)
(unaudited)

	For the three months ended June 30,
	2014	2013
OPERATING ACTIVITIES:
Net loss	$(6,708)	$(145,671)
Reconciliation of net loss to net cash provided by operating activities:
Depreciation and amortization	5,213	23,995
Gain on sale of assets	—	1,090
Impairment charges	—	195,920
Loss on retirement of asset	27	—
Share-based compensation	430	400
Deferred income tax recovery	—	(29,815)
Gain on fair value of 5% Convertible Debentures	(2,392)	(43,879)
Accretion of rehabilitation provisions	437	148
Amortization of deferred financing fees	62	—
Reclamation expenditures	(871)	(1,857)
Changes in working capital	4,753	29,213
Net cash provided by operating activities	951	29,544
INVESTING ACTIVITIES:
Additions to mining properties	(6,152)	(20,823)
Additions to plant and equipment	(120)	(8,470)
Additions to exploration and evaluation assets	—	(215)
Change in accounts payable and deposits on mine equipment and material	(5,394)	(6,606)
Net cash used in investing activities	(11,666)	(36,114)
FINANCING ACTIVITIES:
Principal payments on debt	(3,695)	(1,752)
Net cash used in financing activities	(3,695)	(1,752)
Decrease in cash and cash equivalents	(14,410)	(8,322)
Cash and cash equivalents, beginning of period	57,822	61,020
Cash and cash equivalents, end of period	$43,412	$52,698